

13012184

SECU_____SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14286

SE___
_ail Processing
Section

FEB 2 8 2013

Washington DC
400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** AND ENDING **12/31/2012**

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

One National Life Drive

              (No. and Street)

Montpelier   Vermont   05604
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Sullivan   802-229-3231
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.

        (Name – *if individual, state last, first, middle name*)

125 Highstreet   Boston   Massachusetts   02110
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Denise Sullivan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Equity Services, Inc._____, as of __December 31_____, 20__12__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Vice President of Finance__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Financial Statements with
Supplementary Information
As of and for the Years Ended
December 31, 2012 and 2011



Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)
Financial Statements with
Supplementary Information
As of and for the Years Ended
December 31, 2012 and 2011

SEC
Mail Processing
Section

FEB 2 8 2013

Washington DC
400



To the Board of Directors and Stockholders of Equity Services, Inc.:

In planning and performing our audit of the financial statements of Equity Services, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2013

2

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2012 and 2011



pwc

Independent Auditor's Report

To the Board of Directors and
Stockholder of Equity Services, Inc.:

We have audited the accompanying financial statements of Equity Services, Inc., which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of comprehensive income, changes in stockholder's equity, and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Services, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I, *Supplementary Information: Computation of Net Capital under Rule 15c3-1 of*

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us



the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Ma
February 19, 2013

2

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
As of December 31, 2012 and 2011

	2012	2011
Assets		
Cash and cash equivalents	6,661,041	6,873,478
Investment advisor fees receivable	2,091,205	1,979,089
Prepaid expenses and other assets	421,376	280,725
Other receivables	1,495,043	1,366,193
Property and equipment, net of depreciation	45,921	212,358
Income taxes recoverable from parent	483,747	566,370
Total assets	11,198,333	11,278,213
Liabilities		
Investment advisor fees payable	1,789,907	1,694,192
Accounts payable and accrued expenses	3,994,722	2,937,855
Commissions payable	1,139,723	1,050,911
Deferred tax liability	12,872	66,733
Total liabilities	6,937,224	5,749,691
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	25,902,358	23,902,358
Accumulated deficit	(21,837,860)	(18,570,844)
Accumulated other comprehensive income (loss)	(397)	-
Total stockholder's equity	4,261,109	5,528,522
Total liabilities and stockholder's equity	11,198,333	11,278,213

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Comprehensive Income
Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions	$ 23,342,632	$ 25,854,779
Investment advisor fees	10,121,703	10,353,977
Revenue sharing	657,024	844,145
Marketing support and other income	1,974,912	1,768,030
Investment income	7,583	6,683
Total revenues	36,103,854	38,827,614
Operating expenses		
Commissions	19,793,727	21,537,100
Investment advisor fees	8,789,248	8,883,313
Intercompany charges	3,290,483	2,661,759
General and administrative expenses	3,490,135	4,928,566
Salaries and benefits	4,701,418	4,058,619
Clearing agent fees	980,427	1,131,952
Marketing support charges	73,075	5,053
Total operating expenses	41,118,513	43,206,362
Loss before income taxes	(5,014,659)	(4,378,748)
Income tax benefit	1,747,643	1,531,503
Net Loss	$ (3,267,016)	$ (2,847,245)
Other comprehensive income (loss)		
Unrealized gains (losses) on available-for-sale securities	(397)	133
Total other comprehensive income (loss)	(397)	133
Comprehensive Loss	$ (3,267,413)	$ (2,847,112)

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2012 and 2011

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder's Equity
December 31, 2010 Stockholder's Equity	197,008	19,402,358	(15,723,599)	(133)	3,875,634
Net loss	–	–	(2,847,245)	–	(2,847,245)
Other comprehensive income (loss)	–	–	–	133	133
Total comprehensive income (loss)					(2,847,112)
Capital Contributions	–	4,500,000	–	–	4,500,000
December 31, 2011 Stockholder's Equity	197,008	23,902,358	(18,570,844)	–	5,528,522
Net loss	–	–	(3,267,016)	–	(3,267,016)
Other comprehensive income (loss)	–	–	–	(397)	(397)
Total comprehensive income (loss)					(3,267,413)
Capital Contributions	–	2,000,000	–	–	2,000,000
December 31, 2012 Stockholder's Equity	197,008	25,902,358	(21,837,860)	(397)	4,261,109

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net loss	(3,267,016)	(2,847,245)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	175,314	201,065
Changes in assets and liabilities:		
Investment advisor fees receivable	(112,116)	272,403
Prepaid expenses and other assets	(140,651)	378,290
Other receivables	(128,850)	248,255
Other assets/liabilities	(397)	133
Income taxes (recoverable) payable to parent	82,623	(305,008)
Investment advisor commissions payable	95,715	(220,313)
Accounts payable and accrued expenses	1,056,867	204,790
Commissions payable	88,812	(143,223)
Deferred tax provision	(53,861)	(54,743)
Net cash (used in) provided by operating activities	(2,203,560)	(2,265,596)
Cash flows from investing activities		
Purchase of furniture and equipment	(8,877)	-
Net cash used in investing activities	(8,877)	-
Cash flows from financing activities		
Capital contribution	2,000,000	4,500,000
Net cash provided by financing activities	2,000,000	4,500,000
Cash and cash equivalents		
Net increase in cash and cash equivalents	(212,437)	2,234,404
Beginning of year	6,873,478	4,639,074
End of year	6,661,041	6,873,478

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

1. Organization and Operations

Equity Services, Inc. ("ESI", and the "Company"), is a registered broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is also a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. In the original guidance in ASU 2011-05, the FASB provided presentation guidance for reclassifications out of other comprehensive income. The guidance around reclassifications was deferred in ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards and subsequently adopted for 2013 in ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

2.   **Significant Accounting Policies (continued)**

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

Investment Advisor Fees Receivable
Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date.

Prepaid Expenses and Other Assets
Prepaid expenses consist primarily of annual registered representative license renewal fees paid in advance. Other assets include the accrual for the month-end receivable from the Company's primary clearing house.

Other Receivables
Other receivables primarily include receivables for trail commissions and revenue share agreements.

Property and Equipment, net of depreciation
Property and equipment is reported at depreciated cost. Assets are depreciated over their useful life using the straight-line method of depreciation. The table below outlines the useful life for each asset class.

Asset Class	Years
Equipment	3-5
Software	5
Furniture	7

Income Taxes Recoverable from Parent
Income taxes recoverable from parent represents the Company's allocated share of refundable income tax from NLHC. See the "Income Taxes" section of this note for further explanation.

Investment Advisor Fees Payable
Investment advisors fees payable represents the accrued payable balance due to registered representatives on revenue earned from EFA sponsors.

Accounts Payable and Accrued Expenses
Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to NLIC, NLVF, and Sentinel Administrative Services Inc., for compensation and commissions paid by those companies on behalf of the Company; 2) Elite Symposium held annually for top producing Agents; and 3) anticipated legal expenses.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

2. Significant Accounting Policies (continued)

Commissions Payable
Represents commissions accrued on trail revenue and year-end bonus payments that are typically paid early in the year following the balance sheet date.

Deferred Tax Liability
The deferred tax liability relates to the US GAAP and tax basis difference on depreciation of property and equipment.

Commissions Revenue
Commissions revenue includes commission earned from mutual fund share sales, commissions on annuity sales, commissions on alternative investment sales, and commissions earned on house accounts. This commission revenue, paid by the shareholder at the point of sale, is partially offset by commissions subsequently paid to the broker/dealer of record for each sale.

Investment Advisor Fees
Investment Advisor Fees include fees recognized from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's Investment Advisor Representatives.

Revenue Sharing
Additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales, a percentage of assets under management or a combination thereof. These related entities include NLIC, Life Insurance Company of the Southwest ("LSW"), and Sentinel Financial Services Company ("SFSC").

Marketing Support and Other Income
Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management or a combination thereof.

Investment Income
The Company's excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions and interest from those investments.

Commissions Expense
This represents a portion of the commission revenue (gross dealer concession) that is allocated to branch office supervisors, general agents and registered representatives of record on each sale. See "Commissions Revenue" for further explanation.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

2. Significant Accounting Policies (continued)

Investment Advisor Fees
This represents a portion of the "Investment Advisor Fees" revenue that is paid to the general agents and investment advisor representatives of record.

Intercompany Charges
NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are determined by NLIC and defined in the agreement between NLIC and ESI. The allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI.

General and Administrative Expenses
These expenses represent costs to the Company incurred as a result of managing the company. These costs include litigation expenses, monthly software charges, depreciation, printing, postage, travel, outside consulting, and other miscellaneous expenses.

Salaries and Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Clearing Agent Fees
These are primarily clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to National Financial Services, LLC. (NFS), the clearing broker-dealer.

Marketing Support Charges
The Company provides seminars and training opportunities for representatives. Charges for these seminars are fully reimbursed either through direct payments or through marketing support and other income revenue by representatives and sponsors.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $1,773,820 and $1,172,111 for the years ended December 31, 2012 and 2011, respectively. In addition, the Company paid $2,563 and $263 in state taxes for the years ended December 31, 2012 and 2011, respectively.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

3. General and Administrative Expenses

General and Administrative Expenses are comprised of the following:

	For the years ended December 31,	
	2012	**2011**
Legal Fees	$ 1,663,786	$ 3,134,242
Software Maintenance	790,032	634,264
Depreciation	175,314	201,065
Printing & Postage	148,285	175,869
Public Accounting Fees	52,707	36,737
Recruiting & Training	295,296	218,087
Travel	178,656	133,360
Consulting	19,819	133,760
Other	166,240	261,183
	$ 3,490,135	$ 4,928,566

4. Net Capital and Reserve Information

The Company, a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. Refer to Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2012, are as follows:

Net capital	$ 2,719,176
Aggregate Indebtedness	13,215,735
Net Capital requirement	881,049
Excess Net Capital	1,838,127
Percentage of aggregate indebtedness to net capital	486%

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

5.   **Property and Equipment**

Property and equipment owned by the Company at December 31:

	2012	2011
Property and equipment	$ 1,723,046	$ 1,714,169
Accumulated depreciation	(1,677,125)	(1,501,811)
Net furniture and equipment	$ 45,921	$ 212,358

Depreciation expense for the years ended December 31, 2012 and 2011 was $175,314 and $201,065, respectively.

6.   **Income Taxes**

The Company participates in the consolidated federal income tax return of NLHC. The Company's income tax benefit includes federal income tax benefit of $1,695,820 and $1,473,301 for 2012 and 2011, respectively. The Company's income tax benefit also includes state income tax expense (benefit) of $1,196 and ($3,555) for 2012 and 2011, respectively. The components of federal and state income tax are shown below:

	2012	2011
Current	$1,694,624	$ 1,476,856
Deferred	53,019	54,647
Total Income Tax Benefit	$1,747,643	$ 1,531,503

Income tax receivable from NLHC was $483,747 and $566,370 at December 31, 2012 and 2011, respectively. In 2012 and 2011, total taxes differ from amounts computed using the nominal federal income tax rate of 35% because of a small amount of non-deductible travel and entertainment expense. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2008.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2012 and 2011. A deferred tax liability related to depreciable assets of $12,872 and $66,733 was recorded at December 31, 2012 and 2011, respectively.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

7.   Related Party Transactions

Commissions and Revenue Sharing

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the "Funds") shares and continuing service fees for products issued by NLIC and others were $3,301,182 and $3,480,486 for the years ended December 31, 2012 and 2011, respectively. Other receivables included in this amount were $386,168 and $302,223 at December 31, 2012 and 2011, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by Life of the Southwest ("LSW"). In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense associated with these products was $2,376,731 and $3,608,722 for the years ended December 31, 2012 and 2011, respectively. The Company recognized revenue sharing on the sale of indexed annuity, variable annuity, and variable universal life products from LSW and NLIC in the amount of $222,170 and $363,142 in 2012 and 2011, respectively, which is included in revenue sharing.

Effective May 23, 2005 the Company and Sentinel Financial Services Company ("SFSC"), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Revenue sharing income for the years ended December 31, 2012 and 2011 included $434,853 and $481,003, respectively, for these additional fees. Other receivables included $36,051 and $106,205 at December 31, 2012 and 2011, respectively, for these fees and other related transactions.

Allocated Expenses

NLIC provides the Company with occupancy, information technology, administrative services and access to its distribution network. The charges for these services and other shared services are allocated based on the Company's expense sharing agreement with NLIC and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI. The allocation methodologies are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2012 and 2011 were $3,290,483 and $2,661,759, respectively. The costs included in the agreement are for employee, facility, administrative, information technology, and marketing expenses.

Accounts payable and accrued expenses related to the NLIC expense sharing agreement were $1,966,597 and $1,811,379 at December 31, 2012 and 2011, respectively.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Notes to Financial Statements
As of and for the Years Ended
December 31, 2012 and 2011

7.   **Related Party Transactions (continued)**

Capital Contributions
The Company has historically experienced losses from operations and has an accumulated deficit of $21,837,860 at December 31, 2012. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. For the years ended December 31, 2012 and 2011, there were capital contributions from NLVF to ESI of $2.0 million and $4.5 million, respectively.

8.   **Commitments and Contingencies**

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. As of December 31, 2012, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

In the ordinary course of business, the nature of the Company's business subjects itself to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

9.   **Subsequent Events**

The Company has evaluated events subsequent to December 31, 2012 and through the financial statement issuance date of February 19, 2013. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

	2012
Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 4,261,109
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	4,261,109
Deductions	
Receivables from non-customers, in excess of payable	743,537
Investment in and receivables from affiliates, subsidiaries and associated partnerships	36,051
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation	45,921
Other assets	716,424
Total non-allowable assets	1,541,933
Net capital before haircuts on securities position and other deductions	2,719,176
Haircut on securities	-
Other deductions	-
Net capital	$ 2,719,176
Computation of aggregate indebtedness	
Payable to brokers or dealers, commissions and fees	2,930,497
Accounts payable, accrued liabilities, accrued expenses and other	4,008,790
Litigation affect on aggregate indebtedness	6,276,448
Total aggregate indebtedness	$ 13,215,735
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	881,049
Excess net capital	$ 1,838,127
Net capital less 10% of aggregate indebtedness	$ 1,397,603
Percentage of aggregate indebtedness to net capital	486%

There were no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2012.

